Exhibit 99.1

BIONOMICS LIMITED

ACN 075 582 740

Notice of Annual General Meeting Explanatory Statement and Proxy Form

Date of Meeting:

Wednesday, 16 November 2022

Time of Meeting:

9.30am (Adelaide Time, ACDT)

Place of Meeting:

Banquet Room,

Adelaide Festival Centre,

King William Road

Adelaide SA 5000

Bionomics Limited Notice of Annual General Meeting 1

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting (AGM or Meeting) of Shareholders of Bionomics Limited (Company) will be held on Wednesday, 16 November 2022 at 9.30am (ACDT).

Recent legislative changes to the Corporations Act 2001 (Cth) mean there are new options available to shareholders as to how the communication from the Company can be received. The Company will not be dispatching physical copies of meeting documents and notices, including the Notice of Meeting for the AGM, unless you request a physical copy to be posted to you.

The Notice of Meeting, accompanying explanatory statement and Annual Report (“Meeting Materials”) are being made available to shareholders electronically. This means that:

•
You can access the Meeting Materials online at the Company’s website www.bionomics.com.au or at the Company’s share registry’s online voting site, Investor Vote at www.investorvote.com.au.
•
A complete copy of the Meeting Materials has been posted to the Company’s ASX Market Announcements page at www.asx.com.au under the Company’s ASX code “BNO”.
•
If you have provided an email address and have elected to receive electronic communications from the Company, you will receive an email to your nominated email address with a link to an electronic copy of the Meeting Materials and the voting instruction form.

Shareholders can still elect to receive some or all of their communications in physical or electronic form, or elect not to receive certain documents such as annual reports. To review your communications preferences, or sign up to receive your shareholder communications via email, please update your details at www.investorcentre.com. If you have not yet registered, you will need your shareholder information including SRN/HIN details

Shareholders are encouraged to submit their proxies as early as possible, and in any event, prior to the cut-off date for proxy voting, being 9.30am (ACDT) on Monday, 14 November 2022. To lodge your proxy, please follow the directions on your personalised proxy form.

The Company will conduct a poll on each resolution presented at the Meeting. The Company is happy to accept and answer questions submitted prior to the Meeting by email to cosec@bionomics.com.au. The Company will address relevant questions during the Meeting or by written response after the Meeting (subject to the discretion of the Company not to respond to unreasonable and/or offensive questions). If the situation in relation to COVID-19 were to change in a way that affected the position above, the Company will provide a further update ahead of the Meeting by releasing an announcement to ASX.

Bionomics Limited Notice of Annual General Meeting 2

BIONOMICS LIMITED

ACN 075 582 740

Registered office: 200 Greenhill Road, Eastwood, SA 5063

AGENDA

The Explanatory Statement and Proxy Form which accompany and form part of this Notice, include defined terms and describe in more detail the matters to be considered. Please consider this Notice, the Explanatory Statement and the proxy form in their entirety.

ORDINARY BUSINESS

Receipt and consideration of Accounts & Reports

To receive and consider the Financial Report of the Company and the Directors’ Report (including the Remuneration Report) and Auditor’s Report as set out in the Company’s Annual Report for the financial year ended 30 June 2022.

Note: Except for as set out in Resolution 1, there is no requirement for Shareholders to approve these reports. Accordingly, no resolution will be put to Shareholders on this item of business.

Resolution 1: Adoption of Remuneration Report

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That for the purpose of section 250R(2) of the Corporations Act 2001 and for all other purposes, the Remuneration Report (included in the Directors' Report) for the financial year ended 30 June 2022 be adopted.”

Resolution 2: Re-election of Mr Alan Fisher as a Director of the Company

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That, Mr Alan Fisher, who retires by rotation as a Director in accordance with the Company’s Constitution and the ASX Listing Rules, and being eligible, and offering himself for re-election, be re-elected as a Director of the Company."

SPECIAL BUSINESS

Resolution 3: Approval of issue of Shares – Future Placement Facility

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve and authorise the issue of up to 900 million Future Placement Shares (represented by American Depositary Shares) at an issue price of not less than 80% of the VWAP of Shares calculated over the last five days on which sales of Shares were recorded prior to the date the Company releases to ASX an announcement regarding a placement of Future Placement Shares, to institutional, professional, sophisticated and other investors, on the terms and conditions described in the Explanatory Statement.”

Resolution 4: Approval of 10% Placement Facility

To consider and, if thought fit, pass the following resolution as a special resolution:

“That, pursuant to and in accordance with ASX Listing Rule 7.1A and for all other purposes, Shareholders approve the issue of Equity Securities up to 10% of the issued capital of the Company (at the time of the issue) calculated in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 and on the terms and conditions in the Explanatory Statement”

By the order of the Board

Suzanne Irwin

Company Secretary

Dated: 14 October 2022

Bionomics Limited Notice of Annual General Meeting - Agenda 3

Notes

1.
Entire Notice: The details of the Resolutions contained in the Explanatory Statement accompanying this Notice of Meeting should be read together with, and form part of, this Notice of Meeting.
2.
Record Date: The Company has determined that for the purposes of the Annual General Meeting, Shares will be taken to be held by the persons who are registered as holding the Shares at 7.00pm (ACDT) on the date 48 hours before the date of the Annual General Meeting. Only those persons will be entitled to vote at the Annual General Meeting and transfers registered after that time will be disregarded in determining entitlements to attend and vote at the Annual General Meeting.
3.
Proxies
(a)
Votes at the Annual General Meeting may be given personally or by proxy, attorney or representative.
(b)
Each Shareholder has a right to appoint one or two proxies.
(c)
A proxy need not be a Shareholder of the Company.
(d)
If a Shareholder is a company, it must execute under its common seal or otherwise in accordance with its constitution or the Corporations Act.
(e)
Where a Shareholder is entitled to cast two or more votes, the Shareholder may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.
(f)
If a Shareholder appoints two proxies, and the appointment does not specify the proportion or number of the Shareholder’s votes, each proxy may exercise half of the votes. If a Shareholder appoints two proxies, neither proxy may vote on a show of hands.
(g)
A proxy must be signed by the Shareholder or his or her attorney who has not received any notice of revocation of the authority. Proxies given by corporations must be signed in accordance with the corporation’s constitution and the Corporations Act.
(h)
To be effective, Proxy Forms must be received by the Company’s share registry (Computershare Investor Services Pty Ltd) no later than 48 hours before the commencement of the Annual General Meeting, being no later than 9:30am (ACDT) on Monday, 14 November 2022. Any proxy received after that time will not be valid for the AGM.
4.
Voting Online
(a)
Shareholders may also cast their vote via proxy online by visiting www.investorvote.com.au (and by following the instructions set out on the website). Shareholders who elected to receive their Notice of Meeting and Proxy Form electronically or have provided the Company with their email address will have received an e-mail with a link to the Computershare site.
(b)
Shareholders will need a specific six-digit Control Number to vote online. This number is located on the front of the Proxy Form sent to Shareholders who were not included in the email broadcast.
(c)
For custodian voting for Intermediary Online subscribers only (custodians), please visit www.intermediaryonline.com to submit your voting intentions.
5.
Corporate Representative

Any corporate shareholder who has appointed a person to act as its corporate representative at the Meeting should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising him or her to act as that company’s representative. The authority may be sent to the Company and/or registry in advance of the Meeting or handed in at the Meeting when registering as a corporate representative.

6.
How the Chair will vote Undirected Proxies

Subject to the restrictions set out in Notes 7 and 8 below, the Chair of the Meeting will vote undirected proxies in favour of all of the proposed Resolutions.

To the extent required by section 250BD of the Corporations Act, a person appointed as a proxy must not vote, on the basis of that appointment, on Resolutions 1 and 3, if the person is either a member of the Company’s Key Management Personnel (whose remuneration is disclosed in the Remuneration Report) or a Closely Related Party of such a member and the appointment does not specify the way the proxy is to vote on the Resolution. However, the proxy may vote if the proxy is the Chair and the appointment expressly authorises the Chairperson to exercise the proxy even if the Resolution is connected directly or indirectly with the remuneration of a member of Key Management Personnel. If the Chair is appointed as your proxy and you have not specified the way the Chair is to vote on Resolutions 1 and 3 by signing and returning the Proxy Form (including via an online voting facility), you are considered to have provided the Chair with an express authorisation for the Chair to vote the proxy in accordance with the Chair’s intention, even though the Resolution is connected directly or indirectly with the remuneration of Key Management Personnel.

7.
Voting Exclusion Statements:

Resolution 1

In accordance with section 250R(4) and 250BD(1) of the Corporations Act, a vote must not be cast (in any capacity) on Resolution 1 by, or on behalf of, a member of the Key Management Personnel, details of whose remuneration are included in the Remuneration Report, or a Closely Related Party of such a member (KMP voter). However, the KMP voter may cast a vote on Resolution 1 as a proxy for a person who is not a KMP voter and either:

(a)
the KMP voter is appointed as a proxy by writing that specifies the way the proxy is to vote on Resolution 1; or
(b)
the KMP voter is the Chair of the Meeting and the appointment of the Chair as proxy:
a.
does not specify the way the proxy is to vote on Resolution 1; and
b.
expressly authorises the Chair to exercise the proxy even if Resolution 1 is connected directly or indirectly with the remuneration of a member of the Key Management Personnel for the Company or the consolidated entity.

If you appoint the Chairman as your proxy and you do not direct the Chairman how to vote, you will be expressly authorising the Chairman to exercise the proxy even if the relevant resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel for the Company.

Bionomics Limited Notice of Annual General Meeting - Agenda 4

If the Chair of the Meeting is appointed as a proxy for a person who is permitted to vote on Resolution 1, the Chair will vote any proxies which do not indicate on their Proxy Form the way the Chair must vote, in favour of Resolution 1. In exceptional circumstances, the Chair may change his or her voting intention on the Resolution, in which case an ASX announcement will be made. Shareholders may also choose to direct the Chair to vote against the Resolution or to abstain from voting.

If you purport to cast a vote other than as permitted above, that vote will be disregarded by the Company (as indicated above) and you may be liable for breaching the voting restrictions that apply to you under the Corporations Act.

Resolutions 2

There are no voting exclusions on these Resolutions.

Resolution 3

The Company will disregard any votes cast in favour of this Resolution by or on behalf of:

(a)
any person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a Shareholder); or
(b)
any associates of any of those persons.

However, this does not apply to a vote cast in favour of the Resolution by:

(a)
a person as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the proxy or attorney to vote on the Resolution in that way; or
(b)
the Chair of the Meeting as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or
(c)
a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
a.
the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and
b.
the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Resolution 4

As at the date of dispatch of this Notice, the Company is not proposing to make an issue of equity securities under Listing Rule 7.1A.2 and, therefore, a voting exclusion statement is not required by Listing Rule 7.3A.7.

However, if, between the date of dispatch of this Notice and the date of the AGM, the Company proposes to make an issue of equity securities under Listing Rule 7.1A.2, the Company will disregard votes cast in favour of Resolution 4 by or on behalf of:

(a)
any person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder or ordinary securities in the Company); or
(b)
an associate of that person or those persons.

However, this does not apply to a vote cast in favour of the Resolution by:

(a)
a person as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the proxy or attorney to vote on the Resolution in that way; or
(b)
the Chair of the Meeting as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or
(c)
a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
a.
the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and
b.
the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

8.
Special Resolutions

Resolution 4 is proposed as a special resolution. For a special resolution to be passed, at least 75% of the votes validly cast on the Resolution by Shareholders (by number of Shares) must be in favour of the Resolution.

9.
Enquiries

Shareholders are invited to contact the Company Secretary, Suzanne Irwin at CoSec@bionomics.com.au if they have any queries in respect of the matters set out in these documents.

Bionomics Limited Notice of Annual General Meeting - Agenda 5

EXPLANATORY STATEMENT

Purpose of Information

This Explanatory Statement (Explanatory Statement) accompanies and forms part of the Company’s Notice of Annual General Meeting (Notice) for the 2022 Annual General Meeting (Meeting) will be held at Banquet Room, Adelaide Festival Centre, King William Road. Adelaide SA 5000, at 9.30am (ACDT) on Wednesday, 16 November 2022.

The Notice incorporates, and should be read together, with this Explanatory Statement.

Receipt and consideration of Accounts & Reports

A copy of the Annual Report for the financial year ending 30 June 2022 which incorporates the Company's Financial Report, Directors’ Report (including the Remuneration Report and the Auditor’s Report) is not enclosed as there is no longer a requirement for the Company to incur the printing and distribution cost associated with doing so for all Shareholders. You may obtain a copy free of charge in hard copy form by contacting the Company by phone at +61 8 8150 7400, and you may request that this occurs on a standing basis for future years.

Alternatively, you may access the Annual Report at the Company's website: https://www.bionomics.com.au/ or via the Company’s announcement platform on ASX. Except for as set out in Resolution 1, no resolution is required on these reports.

Shareholders will have the opportunity to ask questions about or make comments on the 2022 Annual Report and the management of the Company. The auditor will be invited to attend, to answer questions about the audit of the Company’s 2022 Annual Financial Statements.

Resolution 1: Adoption of Remuneration Report

Section 250R(2) of the Corporations Act requires that a resolution to adopt the Remuneration Report must be put to the vote at the Annual General Meeting. The vote on this Resolution is advisory only and does not bind the Directors or the Company.

The Remuneration Report is set out in the Directors’ Report in the Company’s 2022 Annual Report. The Remuneration Report sets out the Company’s remuneration arrangements for the Directors and senior executives of the Company.

In accordance with section 250SA of the Corporations Act, Shareholders will be provided with a reasonable opportunity to ask questions concerning, or make comments on, the Remuneration Report at the Annual General Meeting.

In accordance with Division 9 of Part 2G.2 of the Corporations Act, if twenty five (25%) per cent or more of votes that are cast are voted against the adoption of the Remuneration Report at two consecutive Annual General Meetings, Shareholders will be required to vote at the second of those Annual General Meetings on a resolution (a “spill resolution”) that another meeting be held within 90 days at which all of the Company’s Directors (other than the Managing Director) must go up for re-election.

The Directors will consider the outcome of the vote and comments made by Shareholders on the Remuneration Report at the Meeting when reviewing the Company’s remuneration policies.

Board Recommendation

Noting that each Director has a personal interest in their own remuneration from the Company (as such interests are described in the Remuneration Report) and, as described in the voting exclusions on this Resolution (set out in the Notice of Annual General Meeting), that each Director (or any Closely Related Party of a Director) is excluded from voting their Shares on this Resolution, the Directors unanimously recommend that Shareholders vote in favour of Resolution 1 to adopt the Remuneration Report.

Voting Exclusions

Refer to Note 7 for voting exclusions.

Bionomics Limited Notice of Annual General Meeting – Explanatory Statement 6

Resolution 2: Re-election of Mr Alan Fisher as a Director of the Company

Background

Mr Fisher was appointed as a Director of the Company on 1 September 2016. Mr Fisher retires by rotation in accordance with the Company’s Constitution and ASX Listing Rule 14.4, and being eligible, offers himself for re-election as a Director.

Mr Fisher is an experienced corporate advisor and public company director. He has a proven track record for implementing strategies that enhance shareholder value. His main areas of expertise include mergers and acquisitions, public and private equity raisings, business restructuring and strategic advice.

Board Recommendation

The Board (with Mr Fisher abstaining), recommends that Shareholders vote in favour of the election of Mr Fisher.

Voting Exclusions

There are no voting exclusions on this Resolution.

Resolution 3: Approval for issue of Shares - Future Placement Facility

ASX Listing Rule 7.1

ASX Listing Rule 7.1 provides that a listed company must not, subject to specified exceptions, without the approval of holders of ordinary securities, issue or agree to issue, during any 12 month period, any equity securities, or other securities with rights to convert into equity, if the number of those securities exceeds 15% of the number of ordinary securities on issue at the commencement of that 12 month period (Placement Capacity).

An issue of equity securities, which has been approved by shareholders of a company under ASX Listing Rule 7.1, does not count towards a company’s Placement Capacity.

Background

Resolution 3 seeks Shareholders' approval pursuant to ASX Listing Rule 7.1 and for all other purposes, for the Directors to allot and issue up to 900 million Shares (represented by American Depositary Shares) (Future Placement Shares) under the Future Placement Facility. The effect of passing Resolution 3 will be to allow the Directors to issue the New Shares during the three month period after the Meeting (or a longer period, if allowed by ASX), without using up the Company's Placement Capacity under ASX Listing Rule 7.1.

The Company has not yet made any agreement or arrangement to issue the New Shares or confirmed the number of Future Placement Shares to be issued (other than the limit of 900 million Future Placement Shares in addition to Shares that may otherwise be issued pursuant to ASX Listing Rule 7.1, 7.1A or 7.2), and there is no certainty that it will proceed with any capital raising under the Future Placement Facility.

If the Future Placement Facility is not approved by Shareholders, the Company reserves the right to issue Future Placement Shares during the 3 month period after the Meeting, subject to ASX Listing Rules 7.1, 7.1A and 7.2.

Specific Information Required by ASX Listing Rule 7.3

For the purposes of ASX Listing Rule 7.3, information regarding the Future Placement Facility is provided as follows:

(a)
As subscriptions to the Future Placement Facility have not yet been arranged, the allottees will be institutional, professional, sophisticated and other investors identified at the Directors' discretion. If the Company appoints a lead manager to manage the Future Placement Facility, the Board will select the investors who will be invited to apply for Future Placement Shares in consultation with that lead manager. The proposed allottees may be new investors or, subject to the below, be existing Shareholders.

Bionomics Limited Notice of Annual General Meeting – Explanatory Statement 7

No securities will be offered or issued to any related party of the Company, or any associate of a related party, or a party to whom an issue of equity securities requires Shareholder approval under ASX Listing Rule 10.11. None of the allottees will be a person whose identity would be deemed to be material in terms of the criteria in ASX Listing Rules Guidance Note 21 (being members of Key Management Personnel, Company advisers, substantial shareholders, or associates of any of these parties, who may be issued a number of Shares equal to or greater than 1% of the Company’s issued capital at the time).

(b)
The maximum number of Future Placement Shares the Company can issue under the Future Placement Facility is 900 million.

(c)
Future Placement Shares to be issued will be fully paid ordinary shares in the capital of the Company (represented by American Depositary Shares).

(d)
Future Placement Shares issued under the Future Placement Facility will be issued no later than three months after the date of the Meeting (or such longer period of time as ASX may, in its discretion, allow pursuant to a waiver of ASX Listing Rule 7.3.4). The issue of Future Placement Shares under the Future Placement Facility may occur progressively.

(e)
Future Placement Shares issued under the Future Placement Facility will be issued by the Company at an issue price of at least 80% of the VWAP for Shares over the last five days on which sales of Shares were recorded prior to the date the Company releases to ASX an announcement regarding a placement of Future Placement Shares to be made under the Future Placement Facility.

(f)
The funds raised under the Future Placement Facility will be used for the continued development of BNC210 for the acute treatment of SAD, including clinical and non-clinical studies and other activities supporting the advancement of the program following the completion of the ongoing Phase 2 PREVAIL Study,and general working capital purposes.

Board Recommendation

The Board recommends that Shareholders vote in favour of this Resolution.

Voting Exclusions

Refer to Note 7 for voting exclusions.

Bionomics Limited Notice of Annual General Meeting – Explanatory Statement 8

Resolution 4: Approval of 10% Placement Facility

Background

ASX Listing Rule 7.1A enables eligible entities, with shareholder approval, to issue Equity Securities up to 10% of its issued share capital through placements over a 12-month period after the AGM (10% Placement Facility). The 10% Placement Facility is in addition to the Company's 15% placement capacity under Listing Rule 7.1.

An eligible entity for the purposes of ASX Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of A$300 million or less. The Company is, at the date of this Notice, an eligible entity as it is not included in the S&P/ASX 300 Index and has a current market capitalisation as at 10 October 2022 of approximately A$81.2 million. If the Company is included in the S&P/ASX 300 Index and/or has a market capitalisation of greater than A$300 million on the date of the AGM, then this Resolution will be withdrawn.

The Company is seeking Shareholder approval by way of a special resolution to have the ability, if required, to issue Equity Securities under the 10% Placement Facility. The effect of Resolution 4 will be to allow the Directors to issue Equity Securities under ASX Listing Rule 7.1A during the 10% Placement Period (as described below) without further Shareholder approval and without using the Company’s 15% placement capacity under ASX Listing Rule 7.1.

If Resolution 4 is passed, the Company will be able to issue Equity Securities up to the combined 25% limit in ASX Listing Rules 7.1 and 7.1A without any further Shareholder approval. An approval under ASX Listing Rule 7.1A lasts for 12 months from the date of the AGM, and does not lapse if the Company’s market capitalisation exceeds A$300 million, or if it is included in the S&P/ASX 300 Index, at some time during that period.

If Resolution 4 is not passed, the Company will not be able to access the additional 10% capacity to issue Equity Securities without Shareholder approval provided for in ASX Listing Rule 7.1A and will remain subject to the 15% limit on issuing Equity Securities without Shareholder approval set out in ASX Listing Rule 7.1.

Description of ASX Listing Rule 7.1A

(a)
Shareholder approval

The ability to issue Equity Securities under the 10% Placement Facility is subject to Shareholder approval by way of a special resolution at an annual general meeting. This means it requires approval of 75% of the votes cast by Shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate shareholder, by a corporate representative).

(b)
Equity securities

Any Equity Securities issued under the 10% Placement Facility must be in the same class as an existing quoted class of Equity Securities of the Company.

The Company, as at the date of the Notice, has on issue one class of quoted Equity Securities on issue, being Fully Paid Ordinary Shares (ASX:BNO).

(c)
Formula for calculating 10% Placement Facility

ASX Listing Rule 7.1A.2 provides that eligible entities which have obtained shareholder approval at an AGM may issue or agree to issue, during the 12-month period after the date of the AGM, a number of Equity Securities calculated in accordance with the following formula:

(A x D) – E

A is the number of shares on issue at the commencement of the “relevant period” (which, for the Company, is the 12 month period immediately preceding the date of the issue or agreement):

(A)
plus the number of fully paid shares issued in the relevant period under an exception in ASX Listing Rule 7.2, other than exception 9, 16 or 17;

(B)
plus the number of fully paid shares issued in the relevant period on the conversion of convertible securities within ASX Listing Rule 7.2 exception 9 where:

Bionomics Limited Notice of Annual General Meeting – Explanatory Statement 9

(i) the convertible securities were issued or agreed to be issued before the commencement of the relevant period; or

(ii) the issue of, or agreement to issue, the convertible securities was approved, or taken under the ASX Listing Rules to have been approved, under ASX Listing Rule 7.1 or ASX Listing Rule 7.4;

(C)
plus the number of fully paid shares issued in the relevant period under an agreement to issue securities within ASX Listing Rule 7.2 exception 16 where:

(i) the agreement was entered into before the commencement of the relevant period; or

(ii) the agreement or issue was approved, or taken under the ASX Listing Rules to have been approved, under ASX Listing Rule 7.1 or ASX Listing Rule 7.4;

(D)
plus the number of fully paid shares issued in the relevant period with approval of holders of shares under ASX Listing Rules 7.1 or 7.4;

(E)
plus the number of partly paid shares that became fully paid in the relevant period;

(F)
less the number of fully paid shares cancelled in the relevant period.

Note that A has the same meaning in ASX Listing Rule 7.1 when calculating an entity's 15% placement capacity.

D is 10%

E is the number of Equity Securities issued or agreed to be issued under ASX Listing Rule 7.1A.2 in the relevant period where the issue or agreement has not been subsequently approved by shareholders under ASX Listing Rule 7.4.

(d)
ASX Listing Rule 7.1 and ASX Listing Rule 7.1A

The ability of an entity to issue Equity Securities under ASX Listing Rule 7.1A is in addition to the entity's 15% placement capacity under ASX Listing Rule 7.1.

The actual number of Equity Securities that the Company will have capacity to issue under ASX Listing Rule 7.1A will be calculated at the date of issue of the Equity Securities in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (refer above).

(e)
Nature of consideration for issue and Minimum Issue Price

The Equity Securities issued under ASX Listing Rule 7.1A must be issued for a cash consideration per security which must be not less than 75% of the VWAP of Equity Securities in the same class calculated over the 15 Trading Days on which trades in that class were recorded immediately before:

(i)
the date on which the price at which the Equity Securities are to be issued is agreed by the Company and the recipient of the securities; or
(ii)
if the Equity Securities are not issued within 10 Trading Days of the date in paragraph (i) above, the date on which the Equity Securities are issued.

(f)
10% Placement Period

Shareholder approval of the 10% Placement Facility under ASX Listing Rule 7.1A is valid from the date of the annual general meeting at which the approval is obtained and expires on the first to occur of the following:

(i)
the date that is 12 months after the date of the annual general meeting at which the approval is obtained;
(ii)
the time and date of the Company’s next annual general meeting;
(iii)
the time and date of the approval by Shareholders of a transaction under ASX Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking),

(10% Placement Period).

Bionomics Limited Notice of Annual General Meeting – Explanatory Statement 10

Specific information required by ASX Listing Rule 7.3A

Pursuant to and in accordance with ASX Listing Rule 7.3A, information is provided in relation to the approval of the 10% Placement Facility as follows:

(a)
If Resolution 4 is approved by Shareholders, the period for which the Shareholder approval of the 10% Placement Facility under ASX Listing Rule 7.1A commences on the date of the Annual General Meeting at which the approval is obtained, being 16 November 2022, and expires on the first to occur of the following:

(i)
the date that is 12 months after the date of the Annual General Meeting at which the approval is obtained, being 16 November 2023;

(ii)
the time and date of the Company’s next annual general meeting;

(iii) the time and date of the approval by Shareholders of a transaction under ASX Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking).

(b)
The Equity Securities will be issued at an issue price of not less than 75% of the VWAP for the Company's Equity Securities in the same class calculated over the 15 Trading Days on which trades in that class were recorded immediately before:

(i)
the date on which the price at which the Equity Securities are to be issued is agreed by the Company and the recipient of the securities; or
(ii)
if the Equity Securities are not issued within 10 Trading Days of the date in paragraph (i) above, the date on which the Equity Securities are issued.

(c)
The purposes for which the funds raised by an issue of Equity Securities under ASX Listing Rule 7.1A.2 may be used by the Company include:

(i)
consideration for the acquisition(s) of new assets and investments, including the expenses associated with such acquisition(s); and
(ii)
continued expenditure on the Company’s current business and/or general working capital.

(d)
If Resolution 4 is approved by Shareholders and the Company issues Equity Securities under the 10% Placement Facility, the existing Shareholders' voting power in the Company will be diluted as shown in the table below. Shareholders may also be exposed to economic risk and voting dilution, including the following:

(i)
the market price for the Company's Equity Securities may be significantly lower on the date of the issue of the Equity Securities than on the date of the AGM; and

(ii)
the Equity Securities may be issued at a price that is at a discount to the market price for the Company's Equity Securities on the issue date,

which may have an effect on the amount of funds raised by the issue of the Equity Securities.

The below table shows the dilution of existing Shareholders on the basis of the market price of Shares as at 10 October 2022 (Current Share Price) and the current number of ordinary securities for variable "A" calculated in accordance with the formula in ASX Listing Rule 7.1A(2) as at the date of this Notice.

The table also shows:

(i)
two examples where variable “A” has increased, by 50% and 100%. Variable “A” is based on the number of ordinary securities the Company has on issue. The number of ordinary securities on issue may increase as a result of issues of ordinary securities that do not require Shareholder approval (for example, a pro rata entitlements issue or scrip issued under a takeover offer) or future specific placements under ASX Listing Rule 7.1 that are approved at a future Shareholders’ meeting; and

Bionomics Limited Notice of Annual General Meeting – Explanatory Statement 11

(ii)
two examples of where the issue price of ordinary securities has decreased by 50% and increased by 100% as against the current market price.

Variable 'A' in ASX Listing Rule 7.1A.2		Issue Price ($A)
		50% decrease in Current Share Price	Current Share Price	100% increase in Current Share Price
		$0.030	$0.060	$0.120
Current Variable A 1,353,350,744 Shares	10% Voting Dilution	135,335,074
	Funds raised	$4,060,052	$8,120,104	$16,240,209
50% increase in current Variable A 2,030,026,116 Shares	10% Voting Dilution	203,002,612
	Funds raised	$6,090,078	$12,180,157	$24,360,313
100% increase in current Variable A 2,706,701,488 Shares	10% Voting Dilution	270,670,149
	Funds raised	$8,120,104	$16,240,209	$32,480,418

The table has been prepared on the following assumptions:

(i)
The Company issues the maximum number of Equity Securities available under the 10% Placement Facility.
(ii)
No convertible securities (including any convertible securities issued under the 10% Placement Facility) are converted into Shares before the date of the issue of the Equity Securities;
(iii)
The 10% voting dilution reflects the aggregate percentage dilution against the issued share capital at the time of issue. This is why the voting dilution is shown in each example as 10%.
(iv)
The table does not show an example of dilution that may be caused to a particular Shareholder by reason of placements under the 10% Placement Facility, based on that Shareholder’s holding at the date of the AGM.
(v)
The table shows only the effect of issues of Equity Securities under ASX Listing Rule 7.1A, not under the 15% placement capacity under ASX Listing Rule 7.1.
(vi)
The issue of Equity Securities under the 10% Placement Facility consists only of Shares, as the Company does not have any listed convertible securities.
(vii)
The Current Share Price is A$0.06 (6.0 cents), being the closing price of the Shares on ASX on 10 October 2022.

(e)
The Company will comply with the disclosure obligations under ASX Listing Rule 7.1A(4) upon issue of any Equity Securities.

The Company’s allocation policy is dependent on the prevailing market conditions at the time of any proposed issue pursuant to the 10% Placement Facility. The identity of the allottees of Equity Securities will be determined on a case-by-case basis having regard to relevant factors including, but not limited to, the following:

(i)
the methods of raising funds that are available to the Company, including but not limited to, rights issues or other issues in which existing security holders can participate;
(ii)
the effect of the issue of the Equity Securities on the control of the Company;
(iii)
the financial situation and solvency of the Company; and
(iv)
advice from corporate, financial and broking advisers (if applicable).

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The allottees under the 10% Placement Facility have not been determined as at the date of this Notice but may include existing substantial Shareholders, subject to compliance with ASX Listing Rule 10.11, and/or new Shareholders who are not related parties or associates of a related party of the Company.

(f)
The Company:
(i)
has not issued, nor agreed to issue, any Equity Securities under ASX Listing Rule 7.1A.2 in the 12-month period preceding the date of the Meeting; and
(ii)
had not agreed, before the 12-month period referred to in the preceding paragraph, to issue any Equity Securities under ASX Listing Rule 7.1A.2 where such securities remain unissued as at the date of the Meeting.

Board Recommendation

The Directors of the Company believe that this Resolution is in the best interests of the Company and unanimously recommend that Shareholders vote in favour of this Resolution.

Voting Exclusions

Refer to Note 7 for voting exclusions.

Bionomics Limited Notice of Annual General Meeting – Explanatory Statement 13

GLOSSARY

The following terms have the following meanings in this Explanatory Statement:

“$” means Australian Dollars;

“10% Placement Facility” has the meaning as defined in the Explanatory Statement for Resolution 4;

“10% Placement Period” has the meaning as defined in the Explanatory Statement for Resolution 4;

“Annual Report” means the Directors’ Report, the Financial Report, and Auditor’s Report, in respect to the year ended 30 June 2022;

“American Depositary Shares” are is an instrument that enables non-US companies to list equity securities on a US stock exchange such as Nasdaq. Each American Depositary Shares represents one or more underlying fully paid ordinary shares in the non-US company and confers beneficial rights of ownership to these underlying shares. The underlying shares are held on deposit by a custodian bank in the non-US company’s home country.

“ASX” means ASX Limited ABN 53 075 582 740 or the Australian Securities Exchange, as the context requires;

“ASX Listing Rules” means the Listing Rules of the ASX;

“Auditor’s Report” means the auditor’s report on the Financial Report;

“ACDT” means Australian Central Daylight Time;

“Board” means the Directors acting as the board of Directors of the Company or a committee appointed by such board of Directors;

“Chair” means the person appointed to chair the Meeting of the Company convened by the Notice;

“Closely Related Party” means:

(a)
a spouse or child of the member; or
(b)
has the meaning given in section 9 of the Corporations Act.

“Company” means Bionomics Limited ACN 075 582 740;

“Constitution” means the constitution of the Company as at the date of the Meeting;

“Corporations Act” means the Corporations Act 2001 (Cth);

“Director” means a Director of the Company;

“Directors’ Report” means the annual directors’ report prepared under Chapter 2M of the Corporations Act for the Company and its controlled entities;

“Explanatory Statement” means the explanatory statement which forms part of the Notice;

“Financial Report” means the annual financial report prepared under Chapter 2M of the Corporations Act for the Company and its controlled entities;

“Future Placement Facility” means the proposed 900 million Share (represented by American Depositary Shares) placement facility for which Resolution 3 seeks approval pursuant to ASX Listing Rule 7.1

“Future Placement Shares” means the 900 million Shares (represented by American Depositary Shares) proposed to be issued pursuant to the Future Placement Facility, subject to approval pursuant to ASX Listing Rule 7.1.

“IPO” means the initial public offering (IPO) in the United States to obtain a listing on the Nasdaq Stock Market (Nasdaq) which occurred in December 2021;

“Key Management Personnel” means persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any Director (whether executive or otherwise) of the Company;

“Meeting” has the meaning given in the introductory paragraph of the Notice;

“Notice” means this Notice of Meeting including the Explanatory Statement;

“Proxy Form” means the proxy form attached to the Notice;

“PTSD” means post-traumatic stress disorder;

“Remuneration Report” means the remuneration report which forms part of the Directors’ Report of Bionomics Limited for the financial year ended 30 June 2022 and which is set out in the 2022 Annual Report.

Bionomics Limited Notice of Annual General Meeting – Glossary 14

“Resolution” means a resolution referred to in the Notice;

“SAD” means Social Anxiety Disorder;

“Section” means a section of the Explanatory Statement;

“Share” means a fully paid ordinary share in the capital of the Company;

“Shareholder” means shareholder of the Company;

“Trading Day” means a day determined by ASX to be a trading day in accordance with the ASX Listing Rules;

“VWAP” means volume weighted average price.

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